

July 27, 2011

Via E-mail
Mr. Lee Yip Kun Solomon
Chief Executive Officer
Sino Agro Food, Inc.
Room 3711, China Shine Plaza
No. 9 Lin He Xi Road
Tianhe County, Guangzhou City
People's Republic of China 510610

> **Re: Sino Agro Food, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed July 6, 2011**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **File No. 0-54191**

Dear Mr. Solomon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment one in our letter dated May 13, 2011, indicating that all prior comments relating to your Form 10 have been addressed in your Form 10-K filed on April 15, 2011 and in the Form 10-Q filed on May 20, 2011. However, we note that your current Form 10-K and Form 10-Q on file do not address the following:

- Additional disclosures on share-based compensation related to prior comment 10 from our letter dated May 13, 2011

- Omission of labeling of line items presented in your statement of stockholders' equity related to prior comment 12 from our letter dated May 13, 2011.

  Please make corresponding changes to your annual and interim reports as necessary to address these matters.

Form 10-K for the year ended December 31, 2010

Financial Statements

Description of Business, page 20

2.   We note your response to prior comment five, indicating that you have amended your disclosures in your Form 10 to read: "In 2010, 2800 young cows were brought from regional farmers to whom we sold our livestock feed and fertilizer during the year for monies." However, your disclosures on page 20 of your Form 10-K for the year ended December 31, 2010 continue to indicate that you added the 2,800 cows through unwritten barter trade arrangements in 2010. Please address the following points:

- Revise your disclosures to clearly state whether the cows were acquired via barter trade or purchased for cash.

- Tell us where you recorded the purchase of these animals in your balance sheet as of December 31, 2010 and quantify the amounts recorded.

Note 9 – Accounts Receivable, page F-22

3.   We note your response to prior comment seven and understand that you recognized the full amount for the licenses sold for the 500 units of APM on the date the licenses were granted. Please address the following points:

- Clarify whether there is a provision to provide further services to the customer in the terms and conditions of the license agreement or if you enter into separate arrangements to perform additional services related to the construction or maintenance of the water treatment system

- Submit a copy of this agreement with your next response.

- Quantify the amounts of license fee revenue that you have recognized in this manner for the year ended December 31, 2010 and 2009 and the quarter ended March 31, 2011.

Note 16 – License Rights, page F-25

4.   We have read your response to prior comment eight and understand that you recorded
        $2.5 million in license fee expense in each of the years ended December 31, 2006 and
        2007 related to your agreement with Infinity Environmental Group Ltd. for the purchase
        of the APM units are recorded as "License fee expense" in 2007 and 2009. We note that
        the Master License Agreement dated August 1, 2006 indicates that from the period of
        August 2006 through July 31, 2008 you were obligated to pay $2.5 million as a "license
        fee covering 500 units of APM construed as the minimum performance required" during
        this period. Please address the following points:

        •   Explain why you recorded the $2.5 million expense in 2007 and how your accounting
            reflects the terms of the Master License Agreement.

        •   Tell us whether your accounting policy for the license fees changed after July 31,
            2008, providing details to understand the differences between your policy before and
            after this date.

        •   Tell us how many units of APM you sold during each of the years ended December
            31, 2008, 2009 and 2010 and quantify the amounts of license revenue and license fee
            expense you recorded in each of these years.

Form 10-Q for the Quarter Ended March 31, 2011

Management's Discussion and Analysis

Consolidated Results of Operations, page 37

5.   We note that your discussion of your results of operations and see that you generally
        attribute the movements in your revenues, cost of sales and gross profit to the sale of your
        dairy segment in 2011. Please address the following points:

        •   As you have retrospectively restated your historical results to reflect the sale of the
            dairy segment, please tell us why you have disaggregated the dairy operations in your
            discussion of your operating results.

        •   Expand your discussion to include the specific reasons and factors contributing to the
            material changes in revenues, cost of sales and gross profit for each operating
            segment presented to comply with Item 303(a)(3) of Regulation S-K, Instructions 3
            and 4 to paragraph 303(a) of Regulation S-K.

Financial Statements

Statements of Cash Flows, page F-33

6.   We note that you present cash and cash equivalents for discontinued operations of
        (704,388) for the three months ended March 31, 2011. Given the fact that the sale of
        your dairy operations occurred during the first quarter of 2011, tell us why you continue
        to present cash balances for discontinued operations as of March 31, 2011.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

        Please contact Joanna Lam at (202) 551- 3576 or Craig Arakawa at (202) 551-3650 if
you have questions regarding comments on the financial statements and related matters. Please
contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any other questions.

                                            Sincerely,

                                            /s/ Brad Skinner for

                                            Anne Nguyen Parker
                                            Branch Chief

cc: Via E-mail
        Michael T. Williams, Esq.